Filed Pursuant to Rule 424(b)(5)
Registration No. 333-275228

PROSPECTUS SUPPLEMENT

(To prospectus dated October 31, 2023)

Up to $2,500,000,000 of Common Stock

Xcel Energy Inc.

This prospectus supplement and the accompanying base prospectus relate to the offer and sale from time to time of shares of our common stock (par value $2.50 per share) having an aggregate gross sales price of up to $2,500,000,000 through Barclays Capital Inc., BMO Capital Markets Corp., BofA Securities, Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC, TD Securities (USA) LLC, and Wells Fargo Securities, LLC (the “sales agents”). These sales, if any, will be made pursuant to the terms of an equity distribution agreement between us and the sales agents and may be made by means of ordinary brokers’ transactions on the Nasdaq Stock Market LLC (“Nasdaq”) or otherwise at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices, in block transactions, or as otherwise agreed upon by us and the sales agents. We will submit orders to only one sales agent relating to the sale of shares of our common stock on any given day.

Each sales agent will receive from us a commission of up to 1.0% of the gross sales price for any shares sold through it acting as our sales agent under the equity distribution agreement. The sales agents are not required to sell any specific number or dollar amount of shares of our common stock under the equity distribution agreement. Subject to the terms and conditions of the equity distribution agreement, the sales agents will use their commercially reasonable efforts to sell on our behalf any shares of common stock to be offered by us.

Under the terms of the equity distribution agreement, we also may sell shares of our common stock to one or more of the sales agents as principals for their own account at a price agreed upon at the time of sale. If we sell shares to a sales agent as principal, we will enter into a separate terms agreement with such sales agent, and we will describe this agreement in a separate prospectus supplement or pricing supplement.

The offering of common stock pursuant to the equity distribution agreement will terminate upon the earlier of (1) the sale of all the shares of our common stock subject to the equity distribution agreement and (2) the termination of the equity distribution agreement, pursuant to its terms, by either us or, with respect to any sales agent, such sales agent, at any time in the respective party’s sole discretion. See “Plan of Distribution” in this prospectus supplement for further information.

The net proceeds that we will receive will be the gross proceeds from such sales, less the commissions and any other costs we may incur in issuing the shares.

Our common stock is listed on Nasdaq under the symbol “XEL.” The last reported sale price of our common stock on Nasdaq on October 30, 2023 was $58.74 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-5 of this prospectus supplement to read important factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Barclays	BMO Capital Markets	BofA Securities	CIBC Capital Markets

Citigroup	Goldman Sachs & Co. LLC	J.P. Morgan

KeyBanc Capital Markets	Mizuho	Morgan Stanley	MUFG

RBC Capital Markets	TD Securities	Wells Fargo Securities

Prospectus Supplement dated October 31, 2023

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering. The second part, the accompanying base shelf prospectus, gives more general information, some of which may not apply to this offering. The accompanying base shelf prospectus dated October 31, 2023 is referred to as the “accompanying prospectus” in this prospectus supplement.

This prospectus supplement, the accompanying prospectus and any free writing prospectus that we prepare or authorize contain and incorporate by reference information that you should consider when making your investment decision. We have not, and the sales agents have not, authorized anyone to provide you with different information and, if given, you should not rely on it. We are not, and the sales agents are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein or therein is accurate as of any date other than the date on the front of those documents.

If this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information in this prospectus supplement.

Prospectus Supplement

Special Note Regarding Forward-Looking Statements	S-1
Prospectus Summary	S-3
Risk Factors	S-5
Use of Proceeds	S-6
Plan of Distribution	S-7
Conflicts of Interest	S-8
Legal Matters	S-9

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents they incorporate by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should,” “will,” “would” and similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	operational safety, including our nuclear generation facilities and other utility operations;

•	successful long-term operational planning;

•	commodity risks associated with energy markets and production;

•	rising energy prices and fuel costs;

•	qualified employee workforce and third-party contractor factors;

•	violations of our Codes of Conduct;

•	our ability to recover costs and our subsidiaries’ ability to recover costs from customers;

•	changes in regulation;

•	reductions in our credit ratings and the cost of maintaining certain contractual relationships;

•

general economic conditions, including recessionary conditions, inflation rates, monetary fluctuations, supply chain constraints and their impact on capital expenditures and/or the ability of us and our subsidiaries to obtain financing on favorable terms;

•	availability or cost of capital;

•	our customers’ and counterparties’ ability to pay their debts to us;

•	assumptions and costs relating to funding our employee benefit plans and health care benefits;

•	our subsidiaries’ ability to make dividend payments;

•	tax laws;

•

uncertainty regarding epidemics, the duration and magnitude of business restrictions including shutdowns (domestically and globally), the potential impact on the workforce, including shortages of employees or third-party contractors due to quarantine policies, vaccination requirements or government restrictions, impacts on the transportation of goods and the generalized impact on the economy;

•	effects of geopolitical events, including war and acts of terrorism;

•	cybersecurity threats and data security breaches;

•	seasonal weather patterns;

•	changes in environmental laws and regulations;

•	climate change and other weather events;

•	natural disaster and resource depletion, including compliance with any accompanying legislative and regulatory changes;

•	costs of potential regulatory penalties and wildfire damages in excess of liability insurance coverage;

•	regulatory changes and/or limitations related to the use of natural gas as an energy source;

•	challenging labor market conditions and our ability to attract and retain a qualified workforce;

•

our ability to execute on our strategies or achieve expectations related to environmental, social and governance matters including as a result of evolving legal, regulatory and other standards, processes, and assumptions, the pace of scientific and technological developments, increased costs, the availability of requisite financing, and changes in carbon markets; and

•	other business or investment considerations that may be disclosed from time to time in our SEC filings or in other publicly disseminated written documents.

You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties associated with forward-looking statements are discussed in detail under “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December  31, 2022 and in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, and in other documents on file with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus. You may obtain copies of these documents as described in the accompanying prospectus under the captions “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

PROSPECTUS SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under the caption “Incorporation of Certain Documents by Reference” in the accompanying prospectus. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Xcel Energy Inc., a Minnesota corporation.

The Company

We are a public utility holding company with four utility subsidiaries: (i) Northern States Power Company, a Minnesota corporation, which provides electric utility service to approximately 1.5 million customers in Minnesota, North Dakota and South Dakota and natural gas utility service to approximately 0.5 million customers in Minnesota and North Dakota; (ii) Northern States Power Company, a Wisconsin corporation, which provides electric utility service to approximately 0.3 million customers and natural gas utility service to approximately 0.1 million customers in Wisconsin and Michigan; (iii) Public Service Company of Colorado, a Colorado corporation, which provides electric utility service to approximately 1.6 million customers and natural gas utility service to approximately 1.5 million customers in Colorado; and (iv) Southwestern Public Service Company, a New Mexico corporation, which provides electric utility service to approximately 0.4 million customers in Texas and New Mexico.

We were incorporated in 1909 under the laws of Minnesota. Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401, and our telephone number at that location is (612) 330-5500. Our website is www.xcelenergy.com. Except for documents incorporated by reference into this prospectus supplement and the accompanying prospectus, no information contained in, or that can be accessed through, our website is to be considered as part of this prospectus supplement or the accompanying prospectus.

The Offering

The following summary contains basic information about this offering. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement and the accompanying prospectus, including the information under the caption “Description of Common Stock,” and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Issuer	Xcel Energy Inc.

Common Stock Offered By This Prospectus Supplement	Shares of our common stock having an aggregate gross sales price of up to $2,500,000,000.

Use of Proceeds	We presently intend to add any net proceeds from this offering to our general funds and use those proceeds for general corporate purposes, which may include repaying or refinancing short-term borrowings and making capital contributions to our operating subsidiaries, which they may use to fund their capital expenditures or repay their short-term indebtedness, including commercial paper. As of September 30, 2023, we had no short-term borrowings outstanding on a consolidated basis. Until the net proceeds from this offering have been used, we may invest them temporarily in interest-bearing obligations. See “Use of Proceeds” in this prospectus supplement for more information.

Listing	Our common stock is listed on Nasdaq under the symbol “XEL.”

Risk Factors	An investment in our common stock involves various risks, and prospective investors should carefully consider the matters discussed under the caption entitled “Risk Factors” on page S-5 of this prospectus supplement.

Conflicts of Interest	Certain of the sales agents or their affiliates may be lenders under our short-term bank facilities or hold a portion of any commercial paper that we may repay using a portion of the net proceeds of this offering. In such event, it is possible that one or more of the sales agents or their affiliates could receive at least 5% or more of the net proceeds of this offering, and in that case such sales agent would be deemed to have a conflict of interest under Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). In the event of any such conflict of interest, such sales agent would be required to conduct the distribution of the shares of our common stock in accordance with FINRA Rule 5121. See “Plan of Distribution—Conflicts of Interest” in this prospectus supplement.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the risks and uncertainties, as well as any cautionary language or other information, contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information under the caption “Item 1A Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022, as modified by our other SEC filings filed after such annual report, before investing in our common stock. Those risks are those that we consider to be the most significant to your decision whether to invest in our common stock. If any of the events described therein occurs, our business, financial condition or results of operations could be materially harmed. As a result, the trading price of our common stock could decline and you could lose all or part of your investment.

USE OF PROCEEDS

We presently intend to add any net proceeds from this offering to our general funds and use those proceeds for general corporate purposes, which may include repaying or refinancing short-term borrowings and making capital contributions to our operating subsidiaries, which they may use to fund their capital expenditures or repay their short-term indebtedness, including commercial paper. As of September 30, 2023, we had no short-term borrowings outstanding on a consolidated basis. Until the net proceeds from this offering have been used, we may invest them temporarily in interest-bearing obligations.

PLAN OF DISTRIBUTION

We have entered into an equity distribution agreement with Barclays Capital Inc., BMO Capital Markets Corp., BofA Securities, Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC, TD Securities (USA) LLC, and Wells Fargo Securities, LLC, the sales agents, under which we may issue and sell from time to time shares of our common stock having an aggregate gross sales price of up to $2,500,000,000 through the sales agents.

Upon written instructions from us, the applicable sales agent will offer the shares of our common stock, subject to the terms and conditions of the equity distribution agreement, on a daily basis or as otherwise agreed upon by us and the sales agent. We will designate the maximum amount of shares of common stock to be sold through the applicable sales agent on a daily basis or otherwise determine such maximum amount together with the applicable sales agent. Subject to the terms and conditions of the equity distribution agreement, the sales agents will use their commercially reasonable efforts to sell on our behalf all of the designated shares of common stock so designated or determined. We will submit orders to only one sales agent relating to the sale of shares of the common stock on any given day. We may instruct the sales agents not to sell shares of common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We or the sales agents may suspend the offering of shares of common stock being made through the sales agents under the equity distribution agreement upon proper notice to the other party.

For its service as sales agent in connection with the sale of shares of our common stock that may be offered hereby, we will pay each sales agent an aggregate fee of up to 1.0% of the gross sales price for any shares sold through it acting as our sales agent under the equity distribution agreement. The sales agents are not required to sell any specific number or dollar amount of shares of our common stock under the equity distribution agreement. The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental or regulatory organization in connection with the sales, will equal our net proceeds for the sale of such shares. We have agreed to reimburse the sales agents for certain of their legal expenses in certain circumstances. We estimate that the total expenses from this offering payable by us, excluding compensation payable to the sales agents under the equity distribution agreement, will be approximately $5.0 million.

Settlement for sales of our common stock will occur, unless the parties agree otherwise, on the second business day following the date on which any sales were made, or such earlier day as required by SEC rule or industry practice, in return for payment of the proceeds to us net of compensation paid by us to the sales agents. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

As sales agents, Barclays Capital Inc., BMO Capital Markets Corp., BofA Securities, Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC, TD Securities (USA) LLC, and Wells Fargo Securities, LLC will not engage in any transactions that stabilize the price of our common stock. If a sales agent or we have reason to believe that our common stock is no longer an “actively-traded security” as defined under Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934, as amended, that party will promptly notify the other party, and sales of common stock pursuant to the equity distribution agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of the sales agents and us.

Under the terms of the equity distribution agreement, we also may sell shares of our common stock to one or more of the sales agents as principals for their own account at a price agreed upon at the time of sale. A sales agent may offer the shares of our common stock sold to it as principal from time to time through public or private transactions at market prices prevailing at the time of sale, at fixed prices, at negotiated prices, at various prices determined at the time of sale or at prices related to prevailing market prices. If we sell shares to a sales agent as principal, we will enter into a separate terms agreement with such sales agent, and we will describe this agreement in a separate prospectus supplement or pricing supplement.

The shares of common stock offered hereby may be sold on Nasdaq or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

In addition, if agreed by us and the applicable sales agent, some or all of the shares of common stock covered by this prospectus supplement may be sold through:

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction.

Unless otherwise required, we will report at least quarterly the number of shares of common stock sold through any sales agents under the equity distribution agreement, the net proceeds to us and the compensation paid by us to such sales agents in connection with the sales of shares of our common stock.

In connection with the sale of shares of our common stock on our behalf, the sales agents may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the compensation paid to the sales agents may be deemed to be underwriting commissions or discounts. We have agreed, under the equity distribution agreement, to provide indemnification and contribution to the sales agents against certain civil liabilities, including liabilities under the Securities Act.

The offering of common stock pursuant to the equity distribution agreement will terminate upon the earlier of (1) the sale of all the shares of our common stock subject to the equity distribution agreement and (2) the termination of the equity distribution agreement, pursuant to its terms, by either us or, with respect to any sales agent, such sales agent, at any time in the respective party’s sole discretion.

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of our common stock, or the possession, circulation or distribution of this prospectus supplement or the accompanying prospectus or any other material relating to us or the shares of our common stock, in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock offered by this prospectus supplement and the accompanying prospectus may not be offered or sold, directly or indirectly, and this prospectus supplement, the accompanying prospectus and any other offering material or advertisements in connection with the shares of our common stock may not be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Conflicts of Interest

The sales agents and their affiliates have provided, and in the future may continue to provide, investment banking, commercial banking and other financial services to the Company and its affiliates in the ordinary course of business, for which they have received and will continue to receive customary compensation. Certain of the sales agents or their affiliates may be lenders under our short-term bank facilities or hold a portion of any commercial paper that we may repay using a portion of the net proceeds of this offering. In such event, it is possible that one or more of the sales agents or their affiliates could receive at least 5% or more of the net proceeds of this offering, and in that case such sales agent would be deemed to have a conflict of interest under FINRA Rule 5121. In the event of any such conflict of interest, such sales agent would be required to conduct the distribution of the shares of our common stock in accordance with FINRA Rule 5121. If FINRA Rule 5121 is applicable, such sales agent would not be permitted to confirm a sale to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.

LEGAL MATTERS

Legal opinions relating to the validity of the common stock being offered by this prospectus supplement will be rendered by our counsel, Amy L. Schneider, Minneapolis, Minnesota, and certain other legal matters will be passed upon for us by Jones Day, Minneapolis, Minnesota. Certain legal matters will be passed upon for the sales agents by Hunton Andrews Kurth LLP, New York, New York. Amy L. Schneider is our Vice President, Corporate Secretary and Securities and is the beneficial owner of less than 1% of our common stock.

PROSPECTUS

XCEL ENERGY INC.

COMMON STOCK

Xcel Energy Inc., a Minnesota corporation (the “Company”), may offer and sell from time to time, in one or more offerings, shares of the Company’s common stock, par value $2.50 per share (the “common stock”). We may offer and sell shares of common stock to or through one or more underwriters, dealers and/or agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes the general terms of the common stock and the manner in which the common stock may be offered. The specific terms of any offering of common stock will be described in a supplement to this prospectus. This prospectus may not be used to sell common stock unless accompanied by a prospectus supplement.

Our common stock trades on the Nasdaq Stock Market LLC under the symbol “XEL.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 1 of this prospectus and in our periodic reports and other information we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 31, 2023

ABOUT THIS PROSPECTUS

This document is called a “prospectus” and it provides you with a description of the general terms of the common stock and the manner in which the common stock may be offered. Each time we sell common stock under this prospectus, we will provide a prospectus supplement containing specific information about the terms of that offering. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to that offering. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and in the prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the caption “Where You Can Find More Information.” We may also prepare free writing prospectuses that describe particular offerings. Any free writing prospectus should also be read in connection with this prospectus and with the prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. By using this process, we may, from time to time, sell the common stock in one or more offerings. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You should read the registration statement and the related exhibits and schedules for more information about us and our securities. The registration statement and the related exhibits and schedules can be read at the SEC’s website at www.sec.gov.

The distribution of this prospectus and the applicable prospectus supplement and the offering of the common stock in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus and the applicable prospectus supplement come should inform themselves about and observe any such restrictions. This prospectus and the applicable prospectus supplement do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offering or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

This prospectus, the applicable prospectus supplement and any free writing prospectus that we prepare or authorize contain and incorporate by reference information that you should consider when making your investment decision. No one is authorized to provide you with information different from that which is contained, or deemed to be contained, in this prospectus and applicable prospectus supplement. We are not making an offer of common stock in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

Unless otherwise specified or unless the context requires otherwise, all references in this prospectus to “Xcel Energy,” “we,” “us,” “our,” and “the Company,” or similar terms, refer to Xcel Energy Inc.

i

WHERE YOU CAN FIND MORE INFORMATION

Our website address is www.xcelenergy.com. We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Information on, or accessible through, the SEC’s website or our website is not part of this prospectus and is not incorporated by reference herein.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of the prospectus until we sell all of the common stock that may be offered by this prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules).

•	Our Annual Report on Form 10-K for the year ended December 31, 2022.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023.

•

Our Current Reports on Form 8-K filed on February  8, 2023, April  4, 2023, May  5, 2023, May  19, 2023, May  26, 2023, May  26, 2023, June  5, 2023, June  21, 2023, August  3, 2023, August  15, 2023, August  17, 2023, August  23, 2023, September  1, 2023, September  18, 2023, and October 2, 2023.

•

The description of our common stock contained in our Form 8-K filed with the SEC on March  13, 2002, as updated by the description of our common stock contained in Exhibit 4.01 to our Annual Report on Form 10-K for the year ended December 31, 2019, including any subsequently filed amendments and reports updating such description.

We will provide, without charge, to each person, including any beneficial owner of our common stock to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents referred to above that have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request these documents from:

Attn: Corporate Secretary

Xcel Energy Inc.

414 Nicollet Mall

Minneapolis, Minnesota 55401

(612) 330-5500

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OUR COMPANY

We are a public utility holding company with four utility subsidiaries: (i) Northern States Power Company, a Minnesota corporation, which provides electric utility service to approximately 1.5 million customers in Minnesota, North Dakota and South Dakota and natural gas utility service to approximately 0.5 million customers in Minnesota and North Dakota; (ii) Northern States Power Company, a Wisconsin corporation, which provides electric utility service to approximately 0.3 million customers and natural gas utility service to approximately 0.1 million customers in Wisconsin and Michigan; (iii) Public Service Company of Colorado, a Colorado corporation, which provides electric utility service to approximately 1.6 million customers and natural gas utility service to approximately 1.5 million customers in Colorado; and (iv) Southwestern Public Service Company, a New Mexico corporation, which provides electric utility service to approximately 0.4 million customers in Texas and New Mexico.

We were incorporated in 1909 under the laws of Minnesota. Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401, and our telephone number at that location is (612) 330-5500.

RISK FACTORS

Investing in our common stock involves certain risks. You are urged to carefully read and consider the risk factors relating to an investment in our common stock described in our annual, quarterly and current reports filed with the SEC under the Exchange Act, which are incorporated by reference into this prospectus. Before making an investment decision, you should carefully consider these risks, as well as any other information that we include or incorporate by reference in this prospectus or any prospectus supplement. The prospectus supplement applicable to an offering of our common stock may contain a discussion of additional risks applicable to an investment in our common stock.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to add the net proceeds from the sale of the common stock described in this prospectus to our general funds and use those proceeds for general corporate purposes, which may include the funding of our operating units and subsidiaries, the repayment of indebtedness, working capital, capital expenditures and acquisitions. The specific allocation of the proceeds of an offering of our common stock will be described in the prospectus supplement.

DESCRIPTION OF COMMON STOCK

The following summary description sets forth some of the general terms and provisions of the common stock. This summary is not complete. For a more detailed description of the common stock, you should refer to the provisions of our Amended and Restated Articles of Incorporation (“Articles”) and Bylaws, as amended and restated (“Bylaws”). The Articles and the Bylaws have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you.

General

Our capital stock consists of two classes: common stock, par value $2.50 per share (1,000,000,000 shares currently authorized of which 551,816,319 shares were outstanding as of October 26, 2023); and preferred stock, par value $100.00 per share (7,000,000 shares authorized, of which no shares were outstanding as of October 26, 2023).

Dividend Rights

Before we can pay any dividends on our common stock, the holders of our preferred stock, if any, are entitled to receive dividends at the respective rates provided for in the terms of the shares of any outstanding series.

Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends is dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, or in the form of repayments of loans or advances to us. Some of our subsidiaries may have restrictions on their ability to pay dividends including covenants under their borrowing arrangements and mortgage indentures, and possibly also restrictions imposed by their regulators and by statute. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Common Stock Dividends” and Notes to Consolidated Financial Statements in our most recent Annual Report on Form 10-K for a discussion of factors affecting our payment of dividends including limitations imposed by statute.

Voting Rights

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our shareholders. Cumulative voting in the election of directors is not permitted.

Preferred Stock

Our board of directors is authorized, to the fullest extent permitted by law, to establish out of our authorized capital stock up to 7,000,000 shares of preferred stock, which may be issued in one or more classes or series, having such dividend rights and times of payment, redemption prices, liquidation prices or preferences as to assets in voluntary liquidation, and other relative rights and preferences as our board of directors shall determine. As of October 26, 2023, no shares of preferred stock were outstanding. The terms of any preferred stock issued by the Company could have the effect of delaying or preventing a change in control without further action by our shareholders. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock.

Change of Control

Our Bylaws and the Minnesota Business Corporation Act, as amended (the “MBCA”), contain provisions that could discourage, delay, prevent or make more difficult a change of control of our company. including, but not limited to, those summarized below.

Bylaw Provisions. Under our Bylaws, our shareholders must provide us advance notice of the introduction by them of director nominations or other business at annual meetings of our shareholders. For a shareholder to properly bring a director nomination or other business before an annual meeting, the shareholder must give timely notice in writing to the Company’s Secretary. To be timely, a shareholder’s notice must be delivered to the Secretary, or mailed and received at the principal executive office of the Company, not less than 90 days before the first anniversary date of the preceding year’s annual meeting. If, however, the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, the notice must be so delivered or so mailed and received not less than 90 days before the annual meeting or, if later, within ten days after the first public announcement of the date of the annual meeting. The required notice from a shareholder must contain a description of the nominee or the other business being introduced, the reasons for introducing such business, the name and address of each shareholder supporting the nomination or proposal and such other information as required under our Bylaws and the federal proxy rules.

A shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company’s outstanding common stock continuously for at least three years can nominate and include in the Company’s proxy materials director-nominees constituting up to two individuals or 20% of the board (whichever is greater), provided that the shareholder(s) and the director-nominee(s) satisfy the requirements specified in the Bylaws. To be timely, the proposal must be delivered to our Corporate Secretary, or mailed and received at our principal executive office, not less than 120 days and not more than 150 days prior to the first anniversary of the date that the Company distributed its proxy statement to shareholders for the previous year’s annual meeting of shareholders. If, however, the date of the annual meeting of shareholders is more than 30 days before or after such anniversary date, the Notice of Proxy Access Nomination shall be timely if so delivered or so mailed and received not less than 90 days before the annual meeting or, if later, within ten days after the first public announcement of the date of the annual meeting. The required notice from such a shareholder must contain such information as required under our Bylaws and the federal proxy rules.

Except to the extent otherwise required by law, the adjournment of an annual meeting of shareholders will not commence a new time period for the giving of a shareholder’s notice as required above.

MBCA. Section 302A.433 of the MBCA provides that special meetings of the Company’s shareholders may be called by the chair of our board of directors, chief executive officer, chief financial officer, two or more directors, or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting called by shareholders for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of our board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. Section 302A.441 of the MBCA also provides that action may be taken by shareholders without a meeting only by unanimous written consent.

Section 302A.671 of the MBCA applies to potential acquirers of 20% or more of our voting shares (a “control share acquisition”). Section 302A.671 provides in substance that shares acquired by such acquirer will not have any voting rights unless the voting rights are approved by (i) a majority of the voting power of all of our shares entitled to vote including all shares held by the acquirer and (ii) a majority of the voting power of all of our shares entitled to vote excluding all interested shares. However, under the MBCA, an acquisition that is pursuant to a tender offer or exchange offer for all of our voting shares that (i) results in the acquirer becoming the owner of at least a majority of our outstanding voting shares, and (ii) has been approved by a committee of disinterested directors, is excluded from the definition of “control share acquisition.”

In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Section 302A.673 of the MBCA generally prohibits public Minnesota corporations, including us, from engaging in any business combination with a person or entity owning, directly or indirectly, 10% or more of our voting shares for a period of four years after the date of the transaction in which such person or entity became a 10% shareholder unless the business combination or the acquisition resulting in 10% ownership was approved by a committee of disinterested directors prior to the date such person or entity became a 10% shareholder.

Section 302A.675 of the MBCA provides in substance that a person or entity making a takeover offer for us is prohibited from acquiring any additional shares of our company within two years following the last purchase of shares pursuant to the offer with respect to that class unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to the offer or (ii) our shareholders are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Liquidation Rights

If we were to liquidate, subject to the terms of any outstanding series of preferred stock, the holders of our common stock are entitled to receive pro rata our assets legally available for distribution to shareholders.

Preemptive and Subscription Rights

No holder of our capital stock has the preemptive right to purchase or subscribe for any additional shares of our capital stock.

Concerning the Transfer Agent

Our common stock is listed on the Nasdaq Stock Market LLC. EQ Shareowner Services is the Transfer Agent and Registrar for the common stock.

PLAN OF DISTRIBUTION

We may sell the common stock (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

LEGAL OPINIONS

Unless otherwise indicated in the applicable prospectus supplement, legal opinions relating to the validity of the common stock being offered by this prospectus will be rendered by our counsel, Amy L. Schneider, Minneapolis, Minnesota. Unless otherwise indicated in the applicable prospectus supplement, certain other legal matters will be passed upon for us by Jones Day, Minneapolis, Minnesota. Unless otherwise indicated in the applicable supplement, certain legal matters will be passed upon for the underwriters, dealers or agents named in the prospectus supplement by Hunton Andrews Kurth LLP, New York, New York. Amy L. Schneider is our Vice President, Corporate Secretary and Securities and is the beneficial owner of less than 1% of our common stock.

EXPERTS

The financial statements of Xcel Energy Inc. incorporated by reference in this prospectus, and the effectiveness of Xcel Energy Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing.

Up to $2,500,000,000 of Common Stock

PROSPECTUS SUPPLEMENT

Barclays	BMO Capital Markets	BofA Securities	CIBC Capital Markets

Citigroup	Goldman Sachs & Co. LLC	J.P. Morgan

KeyBanc Capital Markets	Mizuho	Morgan Stanley	MUFG

RBC Capital Markets	TD Securities	Wells Fargo Securities

October 31, 2023